SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              Quanta Services, Inc.
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

                Dale J. Wolf, Secretary, UtiliCorp United Inc.
                ----------------------------------------------
       20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
       ----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               with a copy to:
Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300 Main Street
                 Kansas City, Missouri 64108 (816) 983-8124.


                                  May 24, 2000
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 74762E102
--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               UtiliCorp United Inc.    #440541877
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)
                 (a)
                 (b)  X
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)

               WC, BK
--------------------------------------------------------------------------------
      5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING
    SHARES              POWER
 BENEFICIALLY
OWNED BY EACH           26,155,966
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                  8     SHARED VOTING
                        POWER
                        None*
               -----------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        26,155,966
               -----------------------------------------------------------------
                  10    SHARED DISPOSITIVE
                        POWER
                        None
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               26,155,966
--------------------------------------------------------------------------------
      12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                             X
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               38.2%**
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               CO
--------------------------------------------------------------------------------
[FN]
* This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** This percentage reflects a modification to the 48.5% indicated in Amendment
   No. 7 to this Schedule 13D that UtiliCorp filed on April 26, 2000. The number of Common Stock beneficially owned by UtiliCorp in the Issuer remains the same as reported in Amendment No. 7. However, in previous Schedule 13D filings UtiliCorp included in the denominator ONLY the number of Issuer's issued and outstanding Common Stock. By contrast, the percentage reflected in row 13 above is properly obtained by using 68,558,117 shares as the denominator, which includes not only the 53,874,481 shares of Issuer's issued and outstanding Common Stock after a 3-for-2 stock split became effective on April 7, 2000 (as indicated in the Issuer's definitive proxy statement for its annual stockholders meeting in 2000 (Form 14A filed on April 6, 2000)), but also (a) the approximately 9,300,000 shares of Common Stock into which the Issuer's Convertible Preferred Stock held by UtiliCorp is convertible; and (b) the approximately 5,383,633 shares of Common Stock into which the Convertible Promissory Notes of the Issuer held by UtiliCorp are convertible.

   Also note that the percentage of Common Stock owned by UtiliCorp on a fully diluted basis is 33.6%. This fully diluted percentage is obtained by using 77,856,310 shares as the denominator, which includes (a) 53,874,481 shares of Issuer's issued and outstanding Common Stock; (b) the approximately 9,300,000 shares of Common Stock into which the Issuer's Convertible Preferred Stock held by UtiliCorp is convertible; (c) the approximately 5,383,633 shares of Common Stock into which the Convertible Promissory Notes of the Issuer held by UtiliCorp are convertible; (d) 6,390,811 shares of Common Stock issuable pursuant to options granted under Issuer's 1997 Stock Option Plan; and (e) 2,907,382 shares of Limited Vote Common Stock.

                               AMENDMENT NO. 8 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

      All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation ("Issuer"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and seven amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000 and April 26, 2000,
respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 4.  PURPOSE OF  TRANSACTION  AND ITEM 5.  INTEREST IN  SECURITIES  OF THE
ISSUER.

      The aggregate number of Common Stock that UtiliCorp recently purchased as reported on Amendment No.7 to this Schedule 13D is 9,117,334 shares. These shares represent 13.3% of Issuer's outstanding Common Stock (which includes (a) Issuer's shares of Common Stock actually issued and outstanding and (b) all shares issuable upon conversion of the Convertible Preferred Stock and the Convertible Promissory Notes held by UtiliCorp), or 11.7% on a fully diluted basis. In the aggregate, UtiliCorp beneficially owns 26,155,966 shares of Issuer's Common Stock. These shares represent 38.2% of Issuer's outstanding Common Stock, or 33.6% on a fully diluted basis.

      UtiliCorp is considering whether to pursue a transaction with the Issuer that would enable UtiliCorp to enjoy the benefit of financial statement consolidation for accounting purposes by means that do not include (a) an acquisition by UtiliCorp of a majority of the shares of the Issuer's Common Stock or (b) a business combination.

      At the Issuer's annual stockholders meeting on May 24, 2000, the stockholders of the Issuer approved the exchange of 7,924,806 shares of the Issuer's Common Stock, which UtiliCorp had purchased through a combination of open market and privately negotiated purchases and the exercise of preemptive rights, for 1,584,961 shares of the Issuer's Series A Preferred Stock at a rate of 5 shares of Common Stock for one share of Series A Preferred Stock. Such exchange will become effective upon the filing by the Issuer of an amendment to its Certificate of Incorporation with the Secretary of State of Delaware.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      May 25, 2000                  UtiliCorp United Inc.

                                          By: /s/ Dale J. Wolf
                                          Name:  Dale J. Wolf
                                          Title:  Secretary